[VOC Letterhead]
Via EDGAR and Federal Express
March 22, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VOC Energy Trust VOC Brazos Energy Partners, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed February 10, 2011 File No. 333-171474
Ladies and Gentlemen:
     Set forth below are the responses of VOC Energy Trust, a Delaware statutory trust, and VOC Brazos Energy Partners, L.P., a Texas limited partnership (collectively, the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2011, with respect to the Company’s Registration Statement on Form S-1, File No. 333-171474, initially filed with the Commission on December 30, 2010 (as amended, the “Registration Statement”), and Amendment No. 1 thereto (the “Amendment No. 1”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references in each response to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.
Amendment No. 1 to Registration Statement on Form S-1
General
1. We remind you of prior comments 1, 8, and 29 from our letter to you dated January 28, 2011. Also, as you file future amendments, revise the list of exhibits to specify with which prior filing each particular exhibit has been “previously filed.”

Securities and Exchange Commission
March 22, 2011

     Response:
     We have revised the disclosure in Amendment No. 2 in all places to which a comment relates, and we have included in our responses to the comments reference to direct the staff to responsive disclosure in Amendment No. 2. Also, we have included the information relating to cash distributions and a price range with this filing. Finally, we have filed with Amendment No. 2 all exhibits that are currently available. We intend to file all remaining exhibits sufficiently in advance of the effectiveness of the Registration Statement to allow for the Staff’s review thereof.
2. Please confirm that your next amendment will include updated annual financial statements, pro forma financial statements and projections as necessary to comply with Rule 3-01 of Regulation S-X.
     Response:
     We have included updated financial statements, pro forma financial statements and projections as necessary to comply with Rule 3-01 of Regulation S-X.
3. We note your response to prior comment 3 from our letter to you dated January 28, 2011, and we reissue the comment. In your response, you cite Item 901(c) of Regulation S-K, but insofar as you are registering the sale of interests in a finite-life entity, refer also to the definitions set forth in Item 901(b) for “partnership” and “finite-life.” See also Section III.D of Securities Act Release No. 33-6922, including its discussion of business trusts as “finite-life” entities. These definitions appear to encompass both MV Oil and the Trust described in the Form S-1, not to mention the co-registrant, VOC Brazos Energy Partners, L.P. See pages 49 and 52, respectively.
     Response:
     Based on discussions with the Staff, we have revised the disclosures in Amendment No. 2 to address the disclosure items noted in the sections II.A.3.a, II.A.3.c, II.A.3.f; and II.B.2 of Securities Act Release No. 33-6922 and section III.D of Securities Act Release No. 33-6900, as noted in prior comment 3. Please see the prospectus cover page and pages 8 and 46.
4. Without limitation, please revise the prospectus cover page to highlight through the use of bullet points the most significant risks, and provide sufficient prior performance information, as applicable. For example, you cite MV Oil’s experience at page 39 and elsewhere. However, you do not mention that MV Oil apparently failed to make cash distributions at the levels estimated in its final prospectus, both for the year 2007 as a whole and for each of the second, third, and fourth quarters of that year. Disclose this information with appropriate emphasis, or explain to us how the actual amounts for the various distributions were consistent with the prior projections.

Securities and Exchange Commission
March 22, 2011

     Response:
     We have revised the prospectus cover page with bullet points to highlight the most significant risks. We have also revised our disclosure both to note that and to explain why actual distributions per trust unit of MV Oil Trust (“MVO”) for the twelve months ended December 31, 2007 and for each of the second, third, and fourth quarters of that year failed to reach the levels of cash distributions estimated in MVO’s final prospectus. Please see the cover page and pages 46-47.
Prospectus Summary — Risk Factors, page 11
5. You indicate that the list is “not exhaustive,” but it does not appear that you have omitted from this section any of the risk factors appearing in the referenced Risk Factors section, which begins at page 25 and should constitute a comprehensive discussion of the material risks. Also, please further revise the discussion beginning at page 25 in accordance with prior comment 12 from our letter to you dated January 28, 2011. See Securities Act Release No. 33-6900 at Section II.A.3.d, which requires your risk-factor disclosure to be “short and concise.”
     Response:
     We have removed the reference to “not exhaustive” on page 9 and have shortened several of the risk factor captions to make the disclosure of the risks short and concise. Please see “Risk Factors” beginning on page 22. The Company believes, however, that notwithstanding the Staff’s view of the application of this portion of Securities Act Release No. 33-6900 to the Registration Statement, the substantive discussion of the risk factors as described in Amendment No. 1 were drafted in a manner as concisely as possible, in accordance with Item 503(c) of Regulation S-K, without impairing the adequacy of the descriptions thereof. We believe that revising the captions should address any concerns on the part of investors about the comprehensibility of the Registration Statement as noted in Securities Act Release No. 33-6900 at Section I.
Management of VOC Sponsor, page 45
6. We note your responses to prior comments 15 and 16 from our letter to you dated January 28, 2011. Please revise to quantify in this section or under a new “Executive Compensation” caption each of the applicable fees and expenses, as well as aggregate amounts. For example, we note the disclosure under “Fees and Expenses” at page 99, as well as the disclosure which appears at page 35 of the final MV Oil prospectus. Also, please revise the sketches for Messrs. Hill and Howarter to supply the end dates for, respectively, the Raymond James and Regier Carr positions you describe.

Securities and Exchange Commission
March 22, 2011

     Response:
     We have revised our disclosure accordingly. Please see page 42. We have also revised our disclosure to supply the end dates for, respectively, the Raymond James and Regier Carr positions we describe. Please see pages 42-43, VOC-3, and VOC-4.
Significant Assumptions Used to Prepare the Projected Cash Distributions, page 55
Timing of actual distributions, page 55
7. We note in your response to prior comment 18 from our letter to you dated January 28, 2011 that you believe presenting the first year’s results on the same basis as payments that are expected to be made would mislead investors about the long-term distributions to be made by the Trust. However, we note that the stated purpose of the projected cash distributions is to present to investors the projected cash distributions for the year ended December 31, 2011. Furthermore, it is unclear to us why an investor should expect long-term distributions to be made by the trust to correlate to the projected cash distributions for the year ended December 31, 2011. Accordingly, please modify your presentation of projected cash distributions for the year ended December 31, 2011 to conform to the basis by which payments will be determined. Please include any additional disclosure you believe necessary to clarify why your projections may vary from the reserve reports or future years due to the one month lag as well as any assumptions utilized therein.
     Response:
     We acknowledge the Staff’s comment and have revised the projected cash distributions for the year ended December 31, 2011 to be shown on a cash basis. Please see page 54.
Engineering Comments
8. Regarding your response to prior comment 30 from our letter to you dated January 28, 2011, tell us the average decline rate that you estimate for the existing wells on the Underlying Properties and if you are saying that you estimate the average well that is producing 5.5 barrels of oil per day will continue producing for an average of 37 years. Please tell us the economic life of the average well at the oil price used as of December 31, 2009.
     Response:
      We acknowledge the Staff’s comment. Although the average production per well is currently approximately 5.5 barrels of oil per day, we are not representing that a well that is producing approximately 5.5 barrels of oil per day will continue producing for an average of 37 years. The annual decline rates presented in the Registration Statement are attributable to the Underlying Properties over the term of the trust, not the annual decline rates on a per well basis. VOC Sponsor has ensured that the Underlying Properties include a

Securities and Exchange Commission
March 22, 2011

sufficient number of wells such that the average annual decline rate for the Underlying Properties is 6.2% over the term of the trust. Since specific wells will decrease in production to the point where they are uneconomic to continue production, the number of wells producing during the term of the trust will decrease over time from 844 wells to an estimated 505 wells in 2031. The impact of this is that at the outset of the trust, production from low producing wells that will eventually become uneconomic are included in the overall average per day production for all of the wells, which reduces the average production to approximately 5.5 barrels of oil per day. Thus, while the reserve reports demonstrate that the Underlying Properties will have a remaining economic life of 37 years, we are not representing that a well producing at 5.5 barrels of oil per day will necessarily have such remaining economic life.
9. In the Overview section please add that the Underlying Properties are located in mature oil fields whose current proved developed producing reserves are approximately 87% depleted according to the reserve report.
     Response:
     We acknowledge the Staff’s comment. However, we respectfully submit that the Underlying Properties are located in mature oil fields that have cumulatively produced 162 MMBoe and whose current proved developed producing reserves represent approximately 12% of the total ultimate recovery currently projected from the Underlying Properties. Under the oil and gas disclosure rules, proved developed producing reserves are those reserves that can be expected to be recovered from completion intervals currently open in existing wells and capable of production to market. Accordingly, if the assumptions underlying the reserve reports hold true, we expect to produce and sell all of the proved developed producing reserves attributable to the Underlying Properties. As noted, however, the proved developed producing reserves outlined in the reserve report represent approximately 12% of the total ultimate recovery from the Underlying Properties. We respectfully submit that disclosure of the percentage of total ultimate recovery relative to the Underlying Properties does not provide investors with additional information relative to their investment in the trust as compared to the information currently disclosed in the Registration Statement (including the reserve reports).
10. Regarding your response to prior comment 34 from our letter to you dated January 28, 2011, we realize that in most cases the operator of the project is the one that has the largest working interest share and can usually control the timing and amount of capital expenditures. However, in projects with more than two owners, the operator may have the largest working interest share but not necessarily a majority of the ownership. In these cases, he must obtain the agreement of enough working interest owners to reach a majority in order to proceed with a project. If he cannot obtain enough agreement to reach a majority, he cannot proceed with the project even though he is the operator. In these cases, although he is the operator, he does not have what is normally considered operational control. Revise your disclosure accordingly.

Securities and Exchange Commission
March 22, 2011

     Response:
     We acknowledge the Staff’s comment. For the portions of the Underlying Properties for which VOC Sponsor was the operator in the year ended December 31, 2010, VOC Sponsor was either the majority working interest owner or had contractual rights to act as operator. Accordingly, we do not believe that additional disclosure of the nature of our operational control would provide meaningful information to investors in the trust.
11. Regarding your response to prior comment 35 from our letter to you dated January 28, 2011, please tell us if you are reasonably certain that the future development as outlined in the reserve report will take place. This includes $7.5 million capital investment in Texas in 2010 and $8 million in 2011. Please tell us how much capital investment you spent in 2010 in Texas.
     Response:
     We are reasonably certain that future development will take place as outlined in the reserve report, as this level of expenditure is consistent with development expenditures from prior years. For example, VOC Sponsor spent $8.7 million in Texas in 2010 as capital investment.
12. Regarding your response to prior comment 36 from our letter to you dated January 28, 2011, we believe that the water cut information is material information to investors and should be disclosed. Please revise your document to include it.
     Response:
     We have revised our disclosure to include the average percent water production per day from the wells in Kansas and the average percent water production per day from the wells in Texas included in our response to the Staff’s prior comment 36 in the Staff’s letter dated January 28, 2011. Please see pages 72 and 73.
13. Regarding your response to prior comment 38 from our letter to you dated January 28, 2011, we asked how many wells have been producing in excess of 50 years, not the percentage of properties that have been producing that long.
     Response:
     Approximately 144 wells in the Underlying Properties have been producing in excess of 50 years.
14. Regarding your response to prior comment 42 from our letter to you dated January 28, 2011, it is the staff’s view that seven years is more than sufficient time to have increased injection and facility capacity to drill one well in a waterflood. If you do not drill this well within the next year you should remove these reserves from the proved category.

Securities and Exchange Commission
March 22, 2011

     Response:
     We have removed the subject proved undeveloped reserves from the reserve reports.
15. Please reconcile for us your statement on page 80 — that “the discounted estimated future net revenues were prepared using the twelve month unweighted arithmetic average of the first-day-of-the-month price for the period from January 1, 2009 through December 1, 2009, without giving effect to any derivative transactions, and were held constant for the life of the properties. This yielded a price for oil of $61.18 per barrel and a price for natural gas of $3.83 per MMBtu.” — with the fact that in the Cawley Gillespie & Associates reserve report for the VOC Brazos Energy Partners, a gas price of approximately $6.27 per Mcf was used for the total proved case and an even higher price for the proved developed producing reserves. These economics were used in the calculation of reserves in Texas and the Standardized Measure, both of which were reported in the filing on page 83. The first of the month unweighted average Henry Hub gas price for 2009 was $3.87 per MMBTU, which is very close to what you stated in the filing that you used, but both gas prices are materially lower than the gas price actually used in the reserve report. Please revise your reserve report and filing accordingly or tell us why you believe the price used in the reserve report is correct.
     Response:
     We acknowledge the Staff’s comment and advise the Staff as to the following in justification of our belief that the price for natural price used in the reserve report is correct. VOC Brazos’ realized natural gas realized price is adjusted for BTU content and natural gas liquids (NGLs) sales through percent-of-profit (POP) contracts. VOC Brazos has natural gas production with high BTU content. Furthermore, VOC Brazos has several percent-of-profit contracts where the produced natural gas is sent to a gas plant and NGLs are removed from the stream. VOC Brazos is then paid for its share of the processed natural gas sales and a percentage of the NGL sales. The revenue VOC Brazos receives for NGLs is added to the natural gas revenue in the pricing calculation and is at pricing levels that exceed equivalent natural gas sales.
     Therefore, in the reserve report, two adjustments are made to the assumed Henry Hub gas price on certain properties, including the Kurten Woodbine Unit: (1) BTU adjustment factor of 1.3218 and (2) POP factor of 1.2376. The following table provides an example calculation of the Realized Price ($6.27 per Mcf) from the assumed Henry Hub gas price ($3.833 per MMBTU):

Assumed HHUB Price ($/MMBTU)	$3.833
x BTU Adjustment Factor	1.3218

$5.066
x POP Factor	1.2376

Realized Price ($/Mcf)	$6.270

Securities and Exchange Commission
March 22, 2011

16. You state under Planned Development and Workover Program on page 78 that you intend to follow the plan in the reserve report and you state that in Kansas you plan to drill two vertical development wells for $0.5 million. However, there are no proved undeveloped reserves from the drilling of new wells in Kansas in the reserve report. The only future investment in Kansas in the reserve report is a $0.5 million investment for proved developed non-producing reserves in 2010. Please advise.
     Response:
      Please see pages 73-74 for an updated description of our development plan. Due to the timing of the 2009 reserve report, the two vertical wells that were drilled and subject to completion were booked as proved developed non-producing reserves, though they were viewed by us as PUDs from an operational standpoint. Such reserves have been reclassified as proved developed producing reserves in the 2010 reserve report because they have been completed.

Securities and Exchange Commission
March 22, 2011

* * * * *
The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letter.
The Company acknowledges the following in connection with responding to the Staff’s comments:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, VOC BRAZOS ENERGY PARTNERS, L.P.
By:	Vess Texas Partners, LLC, its General Partner

By:	Vess Holding Corporation, its Manager

By:	/s/ J. Michael Vess
	Name:	J. Michael Vess
	Title:	Designated Representative

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P. W. Matthew Strock, Vinson & Elkins L.L.P. Joshua Davidson, Baker Botts L.L.P.